WITHDRAWAL OF AMENDMENT

January 21, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal Tiziana Life Sciences Limited Registration on Form F3 Post-Effective Amendment No. 1 (Registration Statement File No. 333-286064)

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences Limited (the “Issuer”), the Issuer hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Issuer’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 1 was originally filed with the Securities and Exchange Commission on January 21, 2026. The document was filed in error as a Form POS AM and has subsequently been refiled as a Form 424B5.

Sincerely,

Tiziana LIFE SCIENCES LIMITED

By:	/s/ Keeren Shah
Keeren Shah,
Chief Financial Officer